EXHIBIT 99.1
IFRS Press Release
Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended September 30, 2008

Q2 revenues grew by 19% year on year; constant currency 19.5%

Q2 revenues grew sequentially by 5.3%; constant currency 7.1%

Bangalore, India – October 10, 2008

Highlights

Consolidated results for the quarter ended September 30, 2008

  Second quarter revenues at $ 1,216 million, up 19% from the corresponding quarter last fiscal; in constant currency 19.5%
  Earnings per American Depositary Share (ADS) increased to $ 0.56 from $ 0.48 in the corresponding quarter last fiscal; YoY growth was 16.7%
  40 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 10,117 employees (net 5,927) for the quarter by Infosys and its subsidiaries
  100,306 employees as on September 30, 2008 for Infosys and its subsidiaries

"We have revised our US dollar revenue guidance to reflect the current economic situation and the drastic depreciation of major global currencies against the US dollar," said S. Gopalakrishnan, CEO and Managing Director. "The challenging environment provides interesting opportunities for transformational service providers like us."

Business outlook

The company’s outlook (consolidated) for the quarter ending December 31, 2008 and for the fiscal year ending March 31, 2009, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS#

Quarter ending December 31, 2008

  Consolidated revenues are expected to be in the range of $ 1,175 million and $ 1,220 million; YoY growth of 8.4% – 12.6%; in constant currency 11.9% – 16.2%
  Consolidated earnings per American Depositary Share are expected to be $ 0.57; YoY growth of 5.6%@

Fiscal year ending March 31, 2009

  Consolidated revenues are expected to be in the range of $ 4.72 billion and $ 4.81 billion; YoY growth of 13.1% – 15.2%; 16% – 18% in constant currency
  Consolidated earnings per American Depositary Share@@ are expected to be $ 2.24; YoY growth of 10.3%

# Exchange rates considered for major global currencies: AUD / USD 0.81; GBP / USD 1.86; Euro / USD 1.36
@ Including tax reversal of $ 13 million for the quarter ended December 31, 2007. Excluding the tax reversal the YOY growth is expected to be 9.6%
@@ Including tax reversal of $ 7 million in fiscal 2009 and $ 31 million in fiscal 2008 respectively. Excluding the tax reversal, the earnings per share is expected to be $ 2.23 for the year ending March 31, 2009; YoY growth of 12.6%

Expansion of services and significant projects

Infosys launched ShoppingTrip360, an innovative solution for retailers and consumer packaged goods companies. Infosys’ patent-pending technology platform offers real-time visibility into shopper and shelf activity through a network of wireless sensor-based applications.

Companies across the world continued to entrust Infosys with the responsibility of transforming their businesses, technology, and operations.

We are developing Business Intelligence strategy and technology architecture for an international auto major. We are enabling a leading online digital photo service provider to improve its customer engagement through behavior and conversion analyses, and long-term customer value analytics.

Clients partnered with Infosys to accomplish technology-led innovation. We are providing R&D services for a telecom equipment manufacturer. Infosys is involved in product development for an agri-engineering company, and is also re-engineering the client’s existing products. Infosys has been engaged by an auto major to develop a Capacity Management System to facilitate collaboration with its suppliers. A manufacturer of diesel engines sought our technology consulting services for its employee on- boarding project. A steel major consulted us to redefine part of its IT organization.

Clients sought Infosys’ expertise to achieve operational excellence. A pharmaceutical major engaged Infosys to maintain applications in its manufacturing and enabling functions globally. For a provider of power and automation technologies, we are globally implementing Microsoft CRM. An eyewear major chose us as its development partner for SAP IS retail implementation. We helped a global automotive supplier in an end-to-end implementation and rollout of Oracle 11i. A chemicals company selected Infosys as its preferred supplier to provide architecture services, application optimization and performance improvement services around its Web Content Management applications. An auto major sought our services in process engineering, as well as deployment and maintenance of applications. Infosys is helping a financial services company improve its Balance Transfer platform. We have been engaged by a leading telecom service provider to assist in reinventing its IT organization.

Infosys continued to grow in the emerging economies. We are providing best practice-based processes and a pricing model to a mining major that is looking to streamline its IT footprint.  A petroleum company in the Middle East has engaged Infosys to streamline its HR business process and help its IT department in providing quality service to its users.

“We benefited from the depreciation of the rupee against the US dollar during the quarter which was partially offset by the sharp appreciation of the US dollar against all other major currencies,” said V. Balakrishnan, Chief Financial Officer. “Our liquidity position continues to be strong with cash and cash equivalents reaching US$ 1.9 billion.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 100,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the three months ended June 30, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Unaudited Condensed Financial Statements in compliance with International Financial Reporting Standards (IFRS) for the six months ended September 30, 2008:

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets

(Dollars in millions except share data)
	As of
	September 30, 2008	March 31, 2008
ASSETS
Current Assets
Cash and cash equivalents	$1,886	$2,058
Available-for-sale financial assets	–	18
Trade receivables	753	824
Unbilled revenue	173	120
Prepayments and other assets	78	107
Total current assets	2,890	3,127
Non-current assets
Property, plant and equipment	949	1,022
Goodwill	147	174
Intangible assets	11	11
Deferred income tax assets	93	73
Income tax assets	32	55
Other non-current assets	47	45
Total non-current assets	1,279	1,380
Total assets	$4,169	$4,507
LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$5	$12
Derivative financial instruments	78	29
Current income tax liabilities	112	101
Client deposits	6	1
Unearned revenue	84	71
Employee benefit obligations	4	25
Provisions	12	13
Other current liabilities	284	311
Total current liabilities	585	563
Non-current liabilities
Non-current liabilities	46	28
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 572,499,855 and 571,995,758 as of September 30, 2008 and March 31, 2008, respectively	64	64
Share premium	663	655
Retained earnings	3,100	2,896
Other components of equity	(289)	301
Total equity	3,538	3,916
Total liabilities and equity	$4,169	$4,507

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Income Statements

(Dollars in millions except share data)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008

Revenues	$1,216	$1,022	$2,371	$1,950	$4,176
Cost of sales	691	591	1,388	1,160	2,453
Gross profit	525	431	983	790	1,723
Operating Expenses:
Selling and marketing expenses	68	71	129	122	230
Administrative expenses	96	77	183	154	334
Total operating expenses	164	148	312	276	564
Operating profit	361	283	671	514	1,159
Other income (expense)	(28)	1	(46)	18	4
Finance income	43	37	89	82	171
Profit before income taxes	376	321	714	614	1,334
Income tax expense	56	48	86	76	171
Profit after tax	$320	$273	$628	$538	$1,163
Attributable to:
Minority interest	–	–	–	–	–
Equity holders	320	273	628	538	1,163
Net profit	$320	$273	$628	$538	$1,163
Earnings per equity share
Basic ($)	0.56	0.48	1.10	0.95	2.04
Diluted ($)	0.56	0.48	1.10	0.94	2.04
Weighted average equity shares used in computing earnings per equity share
Basic	569,592,198	568,376,262	569,479,023	568,376,262	568,564,740
Diluted	570,721,306	570,449,774	570,723,017	570,478,626	570,473,287

Unaudited U.S.GAAP Financial Statements for the six months ended September 30, 2008:

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except share data)
	As of
	March 31, 2008	September 30, 2008
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$2,058	$1,886
Investments in liquid mutual fund units	18	–
Trade accounts receivable, net of allowances	824	753
Unbilled revenue	120	173
Prepaid expenses and other current assets	107	78
Deferred tax assets	2	7
Total current assets	3,129	2,897
Property, plant and equipment, net	1,022	949
Goodwill	150	129
Intangible assets, net	25	20
Deferred tax assets	66	81
Advance income taxes	55	32
Other assets	45	47
Total Assets	$4,492	$4,155
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$12	$5
Income taxes payable	101	112
Client deposits	1	6
Unearned revenue	71	84
Other current liabilities	386	371
Total current liabilities	571	578
Non-current liabilities
Other non-current liabilities	11	46
Stockholders’ Equity
Common stock, Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,995,758 and 572,499,855 as of March 31, 2008 and September 30, 2008, respectively	64	64
Additional paid-in capital	718	728
Accumulated other comprehensive income	311	(278)
Retained earnings	2,817	3,017
Total stockholders’ equity	3,910	3,531
Total Liabilities And Stockholders’ Equity	$4,492	$4,155
(1) March 31, 2008 balances were obtained from audited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except share data)
	Three months ended September 30,		Six months ended September 30,
	2007	2008	2007	2008
Revenues	$1,022	$1,216	$1,950	$2,371
Cost of revenues	591	690	1,160	1,387
Gross profit	431	526	790	984
Operating Expenses:
Selling and marketing expenses	71	68	122	129
General and administrative expenses	77	96	154	183
Amortization of intangible assets	2	3	4	5
Total operating expenses	150	167	280	317
Operating income	281	359	510	667
Other income, net	38	15	100	43
Income before income taxes	319	374	610	710
Provision for income taxes	48	56	76	86
Net income	$271	$318	$534	$624
Earnings per equity share
Basic	$0.48	$0.56	$0.94	$1.10
Diluted	$0.48	$0.56	$0.94	$1.10
Weighted average equity shares used in computing earnings per equity share
Basic	568,376,262	569,592,198	568,376,262	569,479,023
Diluted	570,449,774	570,462,045	570,478,084	570,470,898